

October 14, 2010

Ms. Patricia D. Chiodo
Chief Financial Officer
RSC Holdings Inc.
6929 East Greenway Parkway
Scottsdale, Arizona 85254

      Re: Form 10-K/A for the year ended December 31, 2009
              Form 10-Q for the period ended June 30, 2010
              Form 8-K filed July 22, 2010
              Definitive Proxy Statement on Schedule 14A filed March 15, 2010
                  File No. 1-33485

Dear Ms. Chiodo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

RSC Holdings Inc.
Form 10-K/A for the year ended December 31, 2009

General

1. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings, including your interim filings if applicable.

Cautionary Statement for Forward-Looking Information, page ii

2. We note the statement in the third paragraph that all "subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the following cautionary statements…" Please advise us as to the basis for these statements in light of the safe harbor requirements set forth in paragraphs (c)(1)(A)(i) and (c)(2)(A) of Section 21E of the Exchange Act. We also note similar statements in your Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010.

Item 1A. Risk Factors, page 11

3. We note the disclosure in the second risk factor on page 19. Please include a risk factor that specifically addresses the risk(s) associated with being a controlled company under NYSE rules and regulations.

MD&A

Results of Operations, page 35

4. Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, cost of equipment rentals, excluding depreciation, decreased $144.2 million, or 20.8%, from $692.6 million for the year ended December 31, 2008 to $548.5 million for the year ended December 31, 2009. You list the following factors which contributed to this decrease: cost reductions resulting from actions taken in response to a decline in rental volume, decreases in the average price of fuel, management variable compensation costs, and reductions in workers compensation and general liability reserve accruals due to favorable claims experience. Please separately quantify the impact of each of these factors. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Liquidity and Capital Resources

Indebtedness, page 42

5. If excess availability under the Senior ABL Revolving Facility falls below certain amounts, you will be subject to specified financial ratios and tests. Your disclosures indicate that you would not have met the maximum leverage ratio requirements under the facility if you were subject to the ratio requirements at December 31, 2009 or June 30, 2010. In this regard, please expand your disclosure to state what your excess availability was as of the end of each period. Please also address the impact on your liquidity and capital of not being able to meet these ratios. For example, it appears

that you may not be able to borrow the maximum amount available under this facility. Please show us in your supplemental response what the revisions will look like.

Adjusted EBITDA, page 44

6. You present Adjusted EBITDA because you believe the calculation is useful to investors in evaluating your ability to service debt and your financial performance. Given that you believe Adjusted EBITDA is an indicator of the amount of cash flows you have available to service your debt obligations, it appears that you may also use this measure as a liquidity measure in addition to a performance measure. If so, please disclose that you also use this amount as a liquidity measure and reconcile Adjusted EBITDA to cash flows from operating activities in addition to net income (loss). Please ensure that you discuss all material limitations of your measurement of Adjusted EBITDA. For example, there may be additional non-discretionary expenditures that have not been included in your determination of Adjusted EBITDA. If you do not use this measure as a liquidity measure, please revise your disclosures accordingly. Specifically, you should not present this information within your Liquidity and Capital Resources section if you do not use this measure as a liquidity measure. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please show us in your supplemental response what the revisions will look like.

Critical Accounting Policies and Estimates

Rental Equipment and Impairment of Long-Lived Assets, page 46

7. Please expand your disclosures regarding your impairment considerations by addressing the following:
    *   Please disclose how you group these assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25;
    *   Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; and
    *   To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total member's interests, please provide the following disclosures related to those assets or asset groups:
        o The percentage by which the undiscounted cash flows exceed the carrying value;

- o The carrying value of these assets;
- o A description of the assumptions that drive the undiscounted cash flows;
- o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and
- o A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance. Please show us in your supplemental response what the revisions will look like.

8. You evaluate your long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In this regard, please disclose what consideration you gave to the significant decrease in fleet utilization from 70.1% in 2008 to 57.6% in 2009, the significant decline in same store rental revenue, and the 31% decrease in equipment rental revenue from 2008 to 2009 in determining whether these assets should be tested for impairment. Please show us in your supplemental response what the revisions will look like.

9. Since refurbishments extend the assets' useful lives, the cost of refurbishments are added to the rental equipment assets' net book value. The combined cost is then depreciated over 48 months irrespective of the remaining useful life prior to the time of refurbishment. Please help us understand how you determined that this accounting policy is appropriate. Please address why you would not consider the remaining useful life of the asset after refurbishment.

Goodwill, page 48

10. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following:
- The reporting unit level at which you test goodwill for impairment and your basis for that determination. Specifically address how you determined that you have two reporting units;
- How you weight each of the methods used to value goodwill, including the basis for that weighting;
- How the methodologies used for valuing goodwill in the current year have changed since the prior year;
- To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total member's interests, please provide the following disclosures for each of these reporting units:

o Identify the reporting unit;
o The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
o The amount of goodwill;
o A description of the assumptions that drive the estimated fair value;
o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
o A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value; and

- You believe that the entire amount of goodwill assigned to either or both reporting units would be impaired under step two of the goodwill impairment test had you instead determined the fair values of either or both reporting units were less than their respective carrying amounts. Please expand your disclosures to address how you made the determination that the entire amount of goodwill would have been impaired. Refer to ASC 350-20-35-11.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance. Please show us in your supplemental response what the revisions will look like.

Financial Statements

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

11. Please tell us whether customers are typically required to make security deposit payments as part of their equipment rental contract arrangements. If so, please tell us how you account for the security deposit payments, including where these deposits are recorded on your balance sheet and correspondingly how you reflect changes in these amounts on your cash flow statements. Please also tell us the amounts reported for each period presented on your balance sheet for security deposits as well as the amounts reported on your cash flow statements related to these deposits.

12. You discuss three to five year contracts that you enter into with customers in which you agree to service all of your customers' equipment rental needs, including products you do not typically rent, on page 4. You have also developed a proprietary

software application which provides your industrial or non-construction customers with a single in-house software application that enables them to monitor and manage all of their rental equipment. Please disclose your revenue recognition policy separately for each product and service that you provide. Please show us in your supplemental response what the revisions will look like.

Exhibit Index

13. We note that the first amendment to the credit agreement filed as exhibit 10.17 was filed on EDGAR in a Form 8-K filed on July 2, 2009. It does not appear that you have filed on EDGAR the exhibits to the amendment. Please amend the Form 8-K to file a complete copy of the amendment, including all exhibits.

14. We note that you filed the first amendment to an amended and restated credit agreement as exhibit 10.20. However, the amended and restated credit agreement does not appear to have been filed as an exhibit to the Form 10-K. Please advise.

<center>Form 10-Q for period ended June 30, 2010</center>

General

15. Please address the above comments in your interim filings as well.

<center>Form 8-K filed on July 22, 2010</center>

16. We remind you that Item 100(a) of Regulation G requires you to accompany a non-GAAP financial measure with a presentation of the most directly comparable GAAP financial measure and provide a reconciliation to the most directly comparable GAAP financial measures which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information. In this regard, we note that you have disclosed the projected Adjusted EBITDA and Free Cash Flow amounts. Please ensure that you provide the additional disclosures required by Item 100(a) of Regulation G. Please show us in your supplemental response what the revisions will look like.

<center>Definitive Proxy Statement on Schedule 14A filed March 15, 2010</center>

Board Leadership Structure, page 13

17. With a view towards future disclosure, please tell us why you believe that your structure is appropriate given the specifics or circumstances of your company. Refer to Item 407(h) of Regulation S-K.

Risk Consideration in our Compensation Program, page 13

18. The disclosure in this section appears to be based on Item 402(s) of Regulation S-K.
In particular, we note the statement in the first paragraph regarding the compensation
committee's belief that your compensation program does not encourage excessive or
inappropriate risk taking. However, this statement does not conform to the specific
language used in Item 402(s) of Regulation S-K. Specifically, it does not indicate
that you have determined that your compensation program is not reasonably likely to
result in a material adverse effect on your company. Please advise us as to whether
you have made this determination pursuant to Item 402(s). If so, please describe to us
the process you undertook to reach that determination.

Compensation Discussion and Analysis, page 20

Compensation Elements, page 21

19. We note that you have established a peer group to provide a benchmark to help
evaluate the competitiveness of your compensation program. With a view towards
future disclosure, please advise us as to how you utilize this information to make
compensation decisions. For example, we note the reference to a "Mercer Analysis"
in the first paragraph under "Annual Base Salary" on page 21.

Annual Performance-Based Incentive, page 22

20. We note the disclosure in the table on page 22 regarding the performance targets and
the actual results. We also note the disclosure in the table at the top of page 23
regarding the actual incentive payouts. It is not clear from your disclosure how the
results disclosed in the table on page 22 resulted in the payouts disclosed in the table
on page 23. With a view towards future disclosure, please advise us as to how the
actual results translated into the actual incentive payouts.

21. We note the achievement percentages disclosed in the table at the top of page 23.
With a view towards future disclosure, please advise us as to how these percentages
were determined.

RSC Equipment Rental, Inc. and RSC Holdings III, LLC

General

22. Please address the above comments in the filings of RSC Equipment Rental, Inc. and
RSC Holdings III, LLC, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Errol Sanderson at (202) 551-3746 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief